December 7, 2012	Lauren B. Prevost
VIA EDGAR	404-504-7744 Iprevost@mmmlaw.com
www.mmmlaw.com

Ms. Sonia G. Barros

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Griffin-American Healthcare REIT II, Inc.

Post-Effective Amendment No. 19 to Form S-11

Filed November 21, 2012

File No. 333-158111

Dear Ms. Barros:

On behalf of Griffin-American Healthcare REIT II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated November 30, 2012. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) portion of Post-Effective Amendment No. 19 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-158111) (the “Registration Statement”), as filed on November 21, 2012 in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

Supplement No. 10 dated November 21, 2012

1.	We note your disclosure regarding the change in offering price and the approximated value per share that the board determined. With a view to disclosure, please provide us an analysis regarding your calculation of the approximated value per share, including:

•	any conflicts or prior relationship with Duff & Phelps;

•	the share number used to calculate the per share value;

•	expanded disclosure regarding how the non-property assets and liabilities were valued;

•	cautionary language regarding the sensitivity of assumptions and a quantitative example of the sensitivity of the estimate to changes in assumptions; and

•	the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties.

Furthermore, please represent to us that you will provide a tabular comparative breakdown of prior valuations in the future. We may have further comment.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia G. Barros, Special Counsel

Securities and Exchange Commission

December 7, 2012

Response:

•

The Company respectfully notes that the “Change to Initial Public Offering Price” section beginning on page 3 of Supplement No. 10 to the Company’s Prospectus (“Supplement No. 10”) refers to Duff & Phelps, LLC (“Duff & Phelps”) as an “independent valuation firm.” The Company has not previously worked with Duff & Phelps, and to the Company’s knowledge, Duff & Phelps is not a direct participant in any transaction with the Company or in any currently proposed transaction to which the Company, its advisor entities or its directors or officers are a party. The Company believes there are no material conflicts of interest or prior relationship between Duff & Phelps and the Company, its advisor entities and its directors or officers. As a result, the Company respectfully believes that no additional disclosure is necessary regarding any conflicts or prior relationship between the Company and Duff & Phelps.

•

The Company respectfully notes that disclosure regarding the 69,074,942 outstanding shares as of June 30, 2012, which is the number of shares that was used to calculate the approximated value per share, already is provided at the top of page 4 of Supplement No. 10. The Company respectfully believes that repeating this number in the second full paragraph on page 4 of Supplement No. 10 would be repetitive and would not provide stockholders or potential investors with any additional material information.

•

The Company submits that the “cash and other tangible assets” disclosed in the second full paragraph on page 4 of Supplement No. 10 consists of the material assets management considers indicative of value, namely cash and cash equivalents, accounts and other receivables, accounts receivable due from affiliate, restricted cash, real estate and escrow deposits and prepaid expenses and deposits. Such assets were disclosed in the balance sheet and notes thereto in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and represent the book values calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company further submits that the “liabilities” disclosed in the second full paragraph on page 4 of Supplement No. 10 are comprised of the Company’s material liabilities management considers indicative of value, namely mortgage loans payable, line of credit, accounts payable and accrued liabilities, accounts payable due to affiliates and security deposits, prepaid rent and other liabilities. Such liabilities were disclosed on the balance sheet of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and represent the book values calculated in accordance with GAAP. The Company respectfully believes that, because such tangible assets and liabilities are provided in the Company’s Form 10-Q and represent the book values calculated in accordance with GAAP, providing additional disclosure regarding these assets and liabilities in Supplement No. 10 would not provide stockholders or potential investors with additional material information.

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia G. Barros, Special Counsel

Securities and Exchange Commission

December 7, 2012

•

The Company respectfully notes that disclosure regarding the key discounted cash flow assumptions that were considered by the board of directors in valuing the Company’s properties is provided in the first full paragraph on page 4 of Supplement No. 10. In addition, the Company notes that cautionary language stating that the assumptions and estimates used may not be accurate or complete is provided in the last paragraph of the “Change to Initial Public Offering Price” section of Supplement No. 10. The Company has not provided a specific quantitative example of the sensitivity of the board’s estimate to changes in assumptions because the Company is concerned that such an example could mislead current and potential investors to believe that the Company will revise its offering price in the future based on changes to the assumptions that were used by the board of directors in estimating the value of the Company’s real estate assets. As noted in the last paragraph of the “Change to Initial Public Offering Price” section of Supplement No. 10, the Company is conducting a fixed price offering and does not intend to adjust the fixed offering price in the future based on updated appraisals, nor does the Company intend to obtain such appraisals. As further noted in the third full paragraph on page 4 of Supplement No. 10, the board of directors considered a variety of factors in establishing a new offering price in addition to the estimated value range of the Company’s real estate assets. As a result, providing a quantitative example of the sensitivity of the real estate portfolio valuation estimate to changes in assumptions would not provide meaningful information to current and potential investors regarding the associated impact such change would have on the offering price for the Company’s shares. Furthermore, the Company believes that the assumptions used were reasonable based on the Company’s and the directors’ past experience, and any sensitivity deviations in the assumptions that were used still would result in estimates that were within the valuation range of the Company’s real estate assets that was considered by the board of directors in determining the revised offering price.

•

The Company respectfully notes that the disclosure provided in the “Change to Initial Public Offering Price” section beginning on page 3 of Supplement No. 10 provides that the estimated value of real estate assets, as of June 30, 2012, of between approximately $892,292,000 to approximately $977,192,000 reflects appreciation of between 9.4% and 19.8% compared to the aggregate original purchase price of approximately $815,967,000. The Company notes for the Staff that it has not made any provision for adjustments for related capital expenditures, as the aggregate capital expenditures across the portfolio were approximately $5,000,000 and, therefore, would not have a material effect on the board of directors’ determination of the aggregate estimated value of the Company’s real estate assets.

The Company hereby represents that it will provide a tabular comparative breakdown of prior valuations in future filings with the Commission regarding subsequent corporate valuations by the Company.

2.	We note that you have adjusted MFFO for the purchase of the subordinated distribution. Please tell us why you believe this adjustment is appropriate.

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia G. Barros, Special Counsel

Securities and Exchange Commission

December 7, 2012

Response: The Company notes that the purchase of the subordinated distribution relates to the purchase of the Company’s former advisor’s subordinated distribution rights, as described in the “Settlement of Amounts Owed to Our Former Sponsor and Purchase of Our Former Advisor’s Subordinated Distribution Rights (Commonly Referred to as a “Back-End Interest” or “Incentive Payment”)” section beginning on page 18 of Supplement No. 10. Such purchase reflects a one-time purchase payment occurring in the third quarter of 2012. As described in the last paragraph on page 43 of Supplement No. 10, adjusting for such purchase payment provides useful information because such purchase payment is not reflective of on-going operations. The Company therefore believes that it is necessary to adjust for such payment in order to provide investors with an accurate comparison of the Company’s performance across quarterly periods.

The Company acknowledges that, should the Commission or the Staff, acting through delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment or the Registration Statement, that the action of the Commission or the Staff, acting through delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment or the Registration Statement, and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

MORRIS, MANNING & MARTIN, LLP

Lauren B. Prevost

cc: Cora Lo, Esq.

Pursuant to the Commission’s request, as provided during a telephone conversation on December 9, 2012, the Company hereby undertakes to include in Supplement No. 10 cautionary language regarding the sensitivity of assumptions and a quantitative example of the sensitivity of the estimate to changes in assumptions. If acceptable to the Commission, the revisions reflected on the following page will be included in a pre-effective amendment to the Amendment.

original contract purchase price of approximately $815,967,000, or an implied increase in value of approximately $1.10 to $2.33 per share based on 69,074,942 shares outstanding as of June 30, 2012. The range of real estate values considered by the board of directors was consistent with, and within the range of values provided by, Duff & Phelps’ appraisal.

The valuation range for our properties reflects the fact that there may be a range of assumptions that may be used in conducting a discounted cash flow analysis for each property. The following are the key discounted cash flow assumptions (shown on a weighted average basis) that were considered by our board of directors in valuing our properties:

Terminal capitalization rate	8.17%
Discount rate	9.78%
Annual market rent growth rate	2.98%
Annual market expense growth rate	3.00%
Holding period	10 years

While our board of directors believes that its assumptions are reasonable, a change in these assumptions would impact the calculation of the estimated value range of our real estate assets. For example, assuming all other factors remain unchanged, an increase in the average discount rate of 25 basis points would yield a decrease in the estimated value range of our real estate assets of 1.6%, while a decrease in the average discount rate of 25 basis points would yield an increase in the estimated value range of our real estate assets of 2.1%. Likewise, an increase in the average terminal capitalization rate of 25 basis points would yield a decrease in the estimated value range of our real estate assets of 1.3%, while a decrease in the average terminal capitalization rate of 25 basis points would yield an increase in the estimated value range of our real estate assets of 1.5%.

By (i) utilizing the estimated value range of our real estate assets of between approximately $892,292,000 to approximately $977,192,000 and adding our other assets comprised of our cash and other tangible assets of approximately $36,714,000, (ii) subtracting our liabilities comprised of our mortgage debt, accounts payable and other liabilities totaling approximately $306,773,000 as of June 30, 2012, and (iii) dividing the total by the number of our common shares outstanding, our board considered an approximated value per share as of June 30, 2012 between $9.01 and $10.24.

In establishing our new fixed offering price of $10.22 per share, our board of directors considered the estimated value range of our real estate assets and range of approximated value per share, the costs and expenses associated with raising equity in connection with the primary offering of our shares, as well as certain other data prepared by our advisor, including our historical and anticipated results of operations and financial condition; our current and anticipated capital and debt structure; the quality and diversity of our properties and tenant base; the progress in executing our overall investment and operating strategies; and the discounts to market share price and transaction expenses incurred by publicly-listed real estate investment trusts in connection with follow-on equity offerings.

The estimated value range of our real estate portfolio considered by our board as of June 30, 2012 does not reflect the actual or estimated portfolio liquidation value range or potential “enterprise value” range of our company or our real estate portfolio. For example, it does not include a premium for:

•

the large size of our portfolio, as buyers may be willing to pay more for a large portfolio than they are willing to pay for each property in the portfolio separately, commonly referred to as a “portfolio premium” or “aggregation premium”;

•

the potential increase in our share value if we were to list our shares on a national securities exchange reflecting potential premiums to net asset values and earnings multiples typically applied to valuing publicly-listed companies;

•

the potential value per share we may achieve if we were to merge with or be acquired by a publicly-listed healthcare real estate investment trust or other healthcare company, resulting from potential premiums to net asset values and earnings multiples typically applied to valuing companies in such transactions; or

•

our rights under our advisory agreement and our potential ability to secure the services of a management team on a long-term basis through the internalization of the advisor without the payment of an internalization fee, which could enhance our “enterprise value” in conjunction with a listing on a national securities exchange.